UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: January 23, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated January 22, 2008, entitled “Redemption of US$1,000,000,000 Zero Coupon Guaranteed Convertible Bonds Due 2009”.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss whatsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 883)	CNOOC FINANCE (2004) LIMITED (Incorporated in the British Virgin Islands with limited liability) (Stock Code: 2509; ISIN Code: XS0207120154)

JOINT ANNOUNCEMENT
Redemption of
US$1,000,000,000
ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009

The Issuer hereby gives notice to the Bondholders that it will redeem all outstanding Bonds on 21 February 2008.

The last trading day of the Bonds will be 14 February 2008. Trading in the Bonds on the Stock Exchange will cease at the close of business at 4:00 p.m. (Hong Kong time) on that day.

All Conversion Notices must be lodged in duplicate with the Principal Agent not later than 3:00 p.m. (London time) on 12 February 2008.

Transfers of interests in the Bonds must be effected through the records of Euroclear System operated by Euroclear and Clearstream, Luxembourg and their respective participants not later than 11:00 a.m. (London time) on 14 February 2008.

Reference is made to the announcements of CNOOC Limited (the "Company") dated 25 November 2004 and 2 December 2004 in relation to the US$1,000,000,000 zero coupon guaranteed convertible bonds due 2009 (the "Bonds") convertible into ordinary shares of HK$0.02 each in the Company (the "Shares"). The Bonds were issued by CNOOC Finance (2004) Limited (the "Issuer"), a wholly-owned subsidiary of the Company, on 15 December 2004 and are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Unless otherwise stated, capitalised terms used herein shall have the same meanings as those ascribed to them in the terms and conditions of the Bonds (the "Conditions").

Condition 7.2.1 of the Bonds provides that the outstanding Bonds may, at the option of the Issuer, be redeemed in whole or in part at the Early Redemption Amount, provided that, among other things, the closing price of the Shares (translated into U.S. dollars at the Prevailing Rate) for any 20 Trading Days within a period of 30 consecutive Trading Days prior to the date upon which notice of such redemption is given, was, for each such 20 Trading Days, at least 130% of the applicable Early Redemption Amount divided by the Conversion Ratio. The Issuer will give not less than 30 nor more than 60 days' notice to the Bondholders for such redemption. In accordance with Condition 7.2.1 of the Bonds, the Issuer has given notice to the Bondholders through the Euroclear System operated by Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg ") that it will redeem all outstanding Bonds on 21 February 2008.

As at the date of this announcement, the conversion price per Share at which Shares may be issued upon conversion of the Bonds is HK$5.79 per Share.

As at the close of business on 21 January 2008, being the latest practicable date prior to the publication of this announcement, the closing price of the Shares (as quoted on the Stock Exchange) was HK$11.06 per Share and the aggregate principal amount of the Bonds outstanding was US$270,151,000.00, representing 27.0151% of the total amount of the Bonds originally issued.

The Early Redemption Amount for each US$1,000 principal amount of the Bonds will be US$1,032.27 and the aggregate redemption amount will be US$278,868,772.77 (assuming that all outstanding bonds as at 21 January 2008 will be redeemed).

The Issuer has made the following arrangements regarding dealings in the Bonds:

1.	The last trading day of the Bonds will be 14 February 2008. Trading in the Bonds on the Stock Exchange will cease at the close of business at 4:00 p.m. (Hong Kong time) on that day.

2.
Bondholders who wish to exercise their rights attaching to the Bonds to convert the same into Shares must lodge with the Principal Agent for the Bonds, The Bank of New York at Lower Ground Floor, 30 Cannon Street, London EC4M 6XH, United Kingdom, the duly completed and signed notices of conversion (the "Conversion Notices") in duplicate not later than 3:00 p.m. (London time) on 12 February 2008.  The Conversion Notices lodged with the Principal Agent later than 3:00 p.m. (London time) on 12 February 2008 will not be accepted.

The Shares to be issued upon valid conversion of the Bonds will be allotted not later than five business days after the conversion date in accordance with the Conditions.

3.
Transfers of interests in the Bonds must be effected through the records of the Euroclear System operated by Euroclear and Clearstream, Luxembourg and their respective participants in accordance with the rules and procedures of Euroclear or Clearstream, Luxembourg (as the case may be) and their respective direct and indirect participants not later than 11:00 a.m. (London time) on 14 February 2008.

4.	The register for the Bonds will be closed from 15 February 2008 to 21 February 2008 (both days inclusive) for ascertaining entitlements of the relevant Bondholders to the redemption monies.

5.	All outstanding Bonds will be redeemed on 21 February 2008.

After completion of the redemption of the outstanding Bonds, an application for withdrawal of listing of the Bonds on the Stock Exchange will be made to the Stock Exchange by the Issuer.  The Bondholders who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By order of the Board CNOOC Limited Kang Xin Company Secretary	By order of the Board CNOOC Finance (2004) Limited CNOOC Limited Director
Hong Kong, 22 January 2008

As at the date of this announcement, the board of directors of the Company comprises:
Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius
Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang

As at the date of this announcement, CNOOC Limited is the sole corporate director of the Issuer.